Form C

Cover Page

Name of issuer:

Ayeya Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: WA
Date of organization: 8/30/2022

Physical address of issuer:

3403 Steamboat Island Rd NW
PMB 326
Olympia WA 98502

Website of issuer:

ayeya.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

50,716

Price:

$0.985900

Method for determining price:

Dividing pre-money valuation $21,889,737.00 by number of shares outstanding (including converting SAFEs) on fully diluted basis at the beginning of this funding round.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

13

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,741,577.00	$664,865.00
Cash & Cash Equivalents:	$255,491.00	$9,317.00
Accounts Receivable:	$664,894.00	$176,903.00
Current Liabilities:	$1,910,937.00	$264,151.00
Non-Current Liabilities:	$2,020,825.00	$0.00
Revenues/Sales:	$2,145,307.00	$758,848.00
Cost of Goods Sold:	$1,746,992.00	$308,981.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,205,564.00)	($205,007.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ayeya Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
  - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
  - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
  - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
  - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
  - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
  - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

  INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Walter Robb	Owner/ principal	Stone Wall Robb	2024
Chris Robb	Partner	The Angel Group	2024
Angela McElwee	Chairperson of the Board	Charlotte's Webb	2023
Darryl Thompson	Chief Investment Officer	New Voices Fund	2025
Rod Hildebrant	Owner	ShineWater	2026
Olowo-n'djo Tchala	Founder and CEO	Ayeya	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Isabelle Francois	President	2025
Olowo-n'djo Tchala	CEO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Olowo-n'djo Tchala	50%+
New Voices Fund	20%+

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our business depends on a geographically concentrated supply chain in West Africa, which exposes us to operational and political risks.Our products rely heavily on ingredients and artisanal goods sourced from cooperatives and communities in West Africa, including Ghana and Togo. Disruptions arising from political instability, labor disputes, natural disasters, climate change, infrastructure limitations, public health crises, or transportation interruptions in these regions could impair our ability to procure raw materials such as shea butter, palm kernel oil, or artisan-crafted goods. Because our sourcing strategy prioritizes ethical and fair-trade relationships with specific communities, replacing these suppliers on short notice may be difficult and could increase costs or delay product availability.

Our fair-trade and community-impact business model may increase costs and limit flexibility compared to conventional consumer product companies.Our mission-driven sourcing model emphasizes fair wages, community investment, and long-term partnerships with artisan and agricultural cooperatives. While these practices support our brand identity, they may result in higher production costs and operational complexity compared to competitors that rely on lower-cost, industrialized supply chains. If we are unable to pass these higher costs on to consumers or achieve sufficient sales volume, our margins and financial performance could be adversely affected.

We operate in highly competitive consumer markets for beauty, personal care, and home products.The beauty, personal care, and eco-friendly household product markets are highly competitive and include large multinational corporations as well as numerous emerging natural and "clean beauty" brands. Many competitors have significantly greater financial resources, marketing budgets, distribution networks, and brand recognition than we do. If we fail to differentiate our products or maintain consumer interest in our mission-driven positioning, our ability to grow revenue and market share may be negatively impacted.

We operate in highly competitive consumer markets for beauty, personal care, and home products.
The beauty, personal care, and eco-friendly household product markets are highly competitive and include large multinational corporations as well as numerous emerging natural and "clean beauty" brands. Many competitors have significantly greater financial resources, marketing budgets, distribution networks, and brand recognition than we do. If we fail to differentiate our products or maintain consumer interest in our mission-driven positioning, our ability to grow revenue and market share may be negatively impacted.

Our growth strategy relies in part on retail partnerships and distribution channels outside our control.
Our products are sold through e-commerce and retail partners, including specialty grocery and natural product retailers. Changes in retailer purchasing strategies, shelf placement decisions, contract terms, or private label competition could reduce our product visibility or availability. If key retail partners reduce or discontinue carrying our products, our revenue and growth prospects could be adversely affected.

Our reliance on artisan-crafted goods may create variability in production scale, quality, and fulfillment timelines.
Certain Ayéya products, including handwoven baskets and other artisanal goods, are produced using traditional methods by individual craftspeople or small cooperatives. While this supports cultural preservation and economic empowerment, artisan production processes may be less scalable and may result in variability in product characteristics, production timelines, and inventory

availability. Such variability could make it more difficult to meet large purchase orders or maintain consistent quality standards.

We depend significantly on the experience and leadership of our founder. Our company was founded and is led by Olowo-n'djo Tchala, whose relationships with West African communities, expertise in fair-trade supply chains, and prior experience building socially conscious consumer brands are important to our operations and strategic direction. The loss of his services, or an inability to attract and retain other experienced personnel, could adversely affect our ability to execute our business plan.

Our products may be subject to regulatory requirements related to cosmetics, consumer goods, and environmental claims.
Our body care, personal care, and cleaning products may be subject to regulation by agencies such as the U.S. Food and Drug Administration and the Federal Trade Commission, including requirements related to product safety, labeling, ingredient disclosure, and marketing claims. In addition, claims regarding sustainability, biodegradability, or environmental benefits may be subject to increasing regulatory scrutiny. Failure to comply with applicable regulations could result in product recalls, enforcement actions, fines, or reputational harm.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Alaffia was incorporated in August 2022, giving us a limited operating history under our current corporate structure. While we may have operated under a different structure previously, investors have limited financial and operational information upon which to evaluate our business model, management team, and prospects for success. Our short track record as a corporation makes it difficult to predict our future performance or assess our ability to execute our business plan. Companies with limited operating histories face increased risks and uncertainties, and past performance under different structures may not be indicative of future results as a corporation. Investors should consider the difficulties and uncertainties frequently encountered by companies with limited operating histories, particularly in competitive consumer goods markets.

With only thirteen employees, Alaffia relies heavily on a small management and operational team to execute our business strategy, manage supplier relationships, oversee product development, and handle day-to-day operations. The loss of one or more key personnel could have a disproportionately significant impact on our business operations, supplier relationships, and ability to execute our growth plans, including our planned nationwide launch at Whole Foods Market. We face intense competition for qualified personnel in the clean beauty industry, and we may not be able to attract, retain, or replace key employees on acceptable terms. We do not maintain key person life insurance on any of our personnel. Our small team size also limits our ability to manage multiple strategic initiatives simultaneously and creates operational vulnerabilities if key employees become unavailable.

Our business model is built around fair trade sourcing of African ingredients, including those used in our signature African Black Soap and other products. This dependence on specific geographic regions and fair trade supply chains creates significant vulnerabilities. Disruptions to our supply chain could result from political instability, natural disasters, climate change impacts, transportation challenges, changes in trade policies, or difficulties maintaining fair trade certifications and relationships with supplier communities. Any interruption in our ability to source key ingredients could prevent us from manufacturing our products, fulfilling customer orders, and meeting commitments to retail partners like Whole Foods Market. Fair trade sourcing may also limit our flexibility to switch suppliers quickly or source materials from alternative regions, and may result in higher costs compared to conventional sourcing. Our commitment to fair trade practices, while central to our brand identity, constrains our supply chain options and may make us more vulnerable to disruptions than competitors using conventional sourcing methods.

A substantial portion of the proceeds from this offering will be used to fund the nationwide launch of our Good Soap product line at Whole Foods Market. This expansion represents a significant increase in operational complexity and scale for our small company. We will need to meet Whole Foods' requirements for product supply, quality standards, packaging, and delivery logistics across a nationwide retail network. Failure to meet these requirements could result in our products being removed from stores, damage to our reputation, and loss of a key distribution channel. We have limited experience managing large-scale retail partnerships and may encounter unforeseen challenges in production capacity, inventory management, logistics, or quality control. The investment required to support this launch may not generate the anticipated returns, and poor performance at Whole Foods could harm our ability to secure other retail partnerships. Additionally, retail distribution involves different economics than our direct-to-consumer e-commerce model, including lower margins, promotional requirements, and the risk of product returns or unsold inventory.

The clean beauty and personal care market is highly competitive and increasingly crowded, with numerous established brands and well-funded startups competing for consumer attention and retail shelf space. We compete against large multinational corporations with substantially greater financial resources, established distribution networks, brand recognition, marketing budgets, and research and development capabilities. These competitors can outspend us in marketing, offer more aggressive pricing, secure preferential retail placement, and respond more quickly to market trends. We also face competition from other fair trade and ethically-sourced beauty brands, as well as from conventional brands that are introducing clean and natural product lines. The barriers to entry in the personal care market are relatively low, and new competitors regularly enter the market. Additionally, consumer preferences in the beauty industry can shift rapidly, and products that are popular today may fall out of favor. If we are unable to differentiate our products effectively, maintain competitive pricing, or keep pace with market trends, our business will be materially harmed.

Personal care and beauty products, particularly those positioned at premium price points due to fair trade and clean ingredient sourcing, are often considered discretionary purchases. During economic downturns, periods of inflation, or times of financial uncertainty, consumers typically reduce spending on discretionary items and may trade down to lower-priced alternatives. Our products may be more expensive than conventional personal care products due to our fair trade sourcing and clean ingredient commitments, making us particularly vulnerable to price-sensitive consumer behavior. Economic pressures could cause our target customers to switch to less expensive brands or reduce their overall spending on personal care products. Additionally, our direct-to-consumer e-commerce model may be affected by reduced consumer confidence and online shopping activity during economic uncertainty. Any sustained decrease in consumer spending on personal care products would materially harm our revenue and financial condition.

The proceeds from this offering will be used primarily to fund our Whole Foods Market launch and working capital needs, but we will likely require substantial additional capital to fully develop our business, expand our product lines, increase marketing efforts, and scale our operations. We do not currently have commitments for additional funding, and there can be no assurance that additional financing will be available when needed or on terms acceptable to us.

Our ability to raise additional capital may be limited by market conditions, our financial performance, investor appetite for consumer goods companies, and other factors beyond our control. If we are unable to obtain sufficient additional financing, we may be forced to delay, reduce, or eliminate planned expansion activities, reduce marketing expenditures, or curtail product development efforts. This could harm our competitive position and limit our growth prospects. Any future equity financings will result in dilution to existing investors, and debt financing, if available, may impose restrictive covenants that limit our operational flexibility.

There is no assurance that Alaffia will achieve or maintain profitability. Even if we have generated revenue, the personal care industry requires ongoing investment in product development, marketing, inventory, and customer acquisition. Our planned expansion into Whole Foods Market and efforts to scale our direct-to-consumer business will require substantial upfront investments that may not generate immediate returns. The costs associated with fair trade sourcing, maintaining clean ingredient standards, and competing in the premium personal care market may limit our ability to achieve attractive margins. We may need to make significant expenditures on marketing and promotional activities to build brand awareness and compete effectively, and these investments may not yield the anticipated results. Customer acquisition costs in e-commerce can be substantial and may increase over time as digital advertising becomes more competitive and expensive. If we are unable to generate sufficient revenue to offset our operating expenses and growth investments, we will continue to incur losses, which would harm our financial condition and could ultimately jeopardize our ability to continue operations.

As a manufacturer and seller of personal care and cosmetic products, Alaffia is subject to regulation by the U.S. Food and Drug Administration (FDA) under the Federal Food, Drug, and Cosmetic Act, as well as regulations by state and local authorities. We must ensure that our products are safe, properly labeled, and that any claims we make about our products are substantiated and not misleading. The FDA has authority to take enforcement action against products that are misbranded, adulterated, or make unauthorized claims. Our use of terms like "clean beauty" and any claims about the benefits of our ingredients must comply with FDA regulations and Federal Trade Commission guidelines regarding advertising and marketing. Additionally, some of our products may be subject to specific regulations, such as those governing products for babies and children or products making certain functional claims. Changes to regulations governing cosmetics and personal care products, including potential new requirements for ingredient disclosure, safety testing, or manufacturing practices, could increase our compliance costs or require reformulation of our products. Failure to comply with applicable regulations could result in warning letters, product recalls, fines, injunctions, or criminal penalties, any of which could significantly harm our business and reputation.

As a manufacturer and seller of personal care products that come into direct contact with consumers' skin and hair, we face the risk of product liability claims if our products are alleged to cause injury, allergic reactions, or other adverse effects. Even if claims are without merit, defending against product liability litigation can be costly and time-consuming, and adverse publicity from such claims could significantly damage our brand reputation and consumer trust. Personal care products can cause adverse reactions in some individuals due to sensitivities or allergies to specific ingredients, even natural or organic ingredients. Our products include items for babies and children, which may subject us to heightened scrutiny and liability exposure. We may not maintain adequate product liability insurance to cover all potential claims, and insurance may not be available on commercially reasonable terms or at all. A significant product liability claim or series of claims, or negative publicity regarding the safety or efficacy of our products, could materially harm our business, financial condition, and reputation, even if the claims are ultimately resolved in our favor.

Our success depends in part on our ability to protect our brand identity, product formulations, and proprietary know-how. We rely on a combination of trademark protection for our brand name and product names, trade secrets for our formulations and sourcing relationships, and confidential business information. However, these protections may not be adequate to prevent competitors from copying our products, using similar branding, or otherwise competing against us. The personal care industry has relatively low barriers to imitation, and competitors may be able to reverse-engineer our formulations or develop similar products. We may not have the financial resources to enforce our intellectual property rights against infringers or to defend against claims that we have infringed on the intellectual property rights of others. The beauty and personal care industry is crowded with numerous brands and products, increasing the risk of trademark conflicts or claims that our products, packaging, or marketing materials infringe on the rights of others. Any intellectual property litigation, whether we are the plaintiff or defendant, would be costly and could divert management attention from operating our business. If we are found to have infringed on the rights of others, we could be required to pay damages, cease using certain marks or formulations, or redesign our products or packaging, any of which could materially harm our business.

A significant portion of our business is conducted through direct-to-consumer e-commerce sales via our website. We depend on the continuous and reliable operation of our e-commerce platform, website hosting services, payment processing systems, and related digital infrastructure. We likely rely on third-party service providers for website hosting, e-commerce platform software, payment processing, and other critical functions. Any disruption to these services, whether due to technical failures, cyber attacks, service provider outages, or other causes, could prevent customers from accessing our website, placing orders, or completing transactions. Such disruptions could result in lost sales, harm to our reputation, and loss of customer trust. We also depend on digital marketing channels, including search engines, social media platforms, and online advertising networks, to drive traffic to our website and acquire customers. Changes to algorithms, advertising policies, or platform terms of service by companies like Google, Facebook, or Instagram could significantly increase our customer acquisition costs or reduce our ability to reach potential customers. Our business could be materially harmed if we experience significant disruptions to our e-commerce operations or if our digital marketing effectiveness declines.

Our e-commerce business requires us to collect, store, and process personal information from customers, including names, addresses, email addresses, and payment information. This subjects us to various federal and state data privacy and security laws, including state laws such as the California Consumer Privacy Act and similar legislation in other states. Compliance with these evolving regulations requires ongoing investment in data security measures, privacy policies, and operational procedures. We may also be subject to payment card industry data security standards and contractual obligations to protect customer information. Despite security measures, we face the risk of data breaches, cyber attacks, or unauthorized access to customer information. A significant data breach could result in regulatory investigations, fines, mandatory notification requirements, litigation from affected customers, and significant reputational harm. The costs of responding to a data breach, including forensic investigation, customer notification, credit monitoring services, legal fees, and regulatory penalties, could be substantial. Even a minor security incident could damage customer trust and harm our business. As data privacy regulations continue to evolve and become more stringent, our compliance costs may increase, and we may face additional restrictions on how we collect and use customer data for

marketing purposes.

The securities being offered are not publicly traded, and there is no public market for them. No public market is expected to develop following this offering. The securities are subject to substantial restrictions on transfer, and you will not be able to sell your securities unless you find a buyer and the transfer is permitted under applicable securities laws and any contractual restrictions. Even if a buyer can be found, the price you receive may be significantly less than your investment amount. You should be prepared to hold these securities for an indefinite period and may never be able to liquidate your investment. The securities are also subject to a minimum one-year holding period under federal securities laws before any transfer can be made. Your ability to realize any return on your investment will depend entirely on the company's future performance and potential liquidity events such as an acquisition or initial public offering, which may never occur. You should not invest in these securities unless you can afford to lose your entire investment and do not need liquidity from this investment.

The securities being offered are shares of preferred stock, which will have specific rights, preferences, and limitations as set forth in the company's organizational documents. While preferred stock may have certain preferences over common stock, such as liquidation preferences or dividend rights, these preferences may be limited and may not provide meaningful protection in the event of the company's failure or liquidation. As a minority investor, you will have little to no ability to influence or control company decisions, including decisions about business strategy, additional financings, executive compensation, sale of the company, or distributions to shareholders. The company's management and existing major shareholders will make all significant decisions. Your voting rights, if any, will be limited, and you will not have the ability to elect directors or approve major corporate actions unless specifically required by law or the company's organizational documents. You will be dependent on the company's management to operate the business successfully and act in the best interests of all shareholders. There can be no assurance that management's decisions will be successful or will benefit minority investors.

Alaffia will need to raise additional capital in the future to fund its operations and growth initiatives. Any future issuance of equity securities, whether through private placements, public offerings, or convertible debt instruments, will dilute your ownership percentage in the company. The company has broad discretion to issue additional shares of stock, and there are no limitations on the amount or terms of securities that may be issued in the future. Future investors may receive rights, preferences, or privileges that are superior to those of the securities being offered in this offering. The company may also issue stock options, warrants, or other equity incentives to employees, directors, advisors, or service providers, which will further dilute your ownership. As your ownership percentage decreases through dilution, your proportional share of any future distributions or proceeds from a liquidity event will also decrease. While dilution is a normal part of growing a business, investors should understand that their ownership stake will likely be significantly reduced over time, and they may own only a small fraction of the company if it is ultimately successful.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 92.1% will go towards funding the launch of Good Soap nationwide at Whole Foods Market and funding working capital to meet current demand. 7.9% Wefunder fee

If we raise: **$1,235,000**

Use of Proceeds: 92.1% will go towards funding the launch of Good Soap nationwide at Whole Foods Market and funding working capital to meet current demand. 7.9% Wefunder fee. Raising our maximum will allow us to expand our good soap line to the rest of the natural market and into new channels. We just launched our single soap and bath bomb program at Whole Foods Market with fully funded dedicated floor fixtures. If we raise our maximum, we would be able to replicate this full program at Sprouts.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $21,889,737.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Ayeya Inc is offering up to 1,252,662 shares of Series A Preferred Stock, at a price per share of $0.9859.

The campaign maximum is $1,235,000.00 and the campaign minimum is $50,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead

Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	60,000,000	18,886,331	Yes ⌄
Series A Preferred Stock	5,600,709	0	Yes ⌄
Preferred Stock	14,399,291	0	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	1,042,524
Options:	Total Pool: 1,298,113 Issued:

Describe any other rights:

Preferred stockholders have same voting rights as common stock - the key difference is that preferred stockholders have liquidation preference over common.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the

Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Olowo-n'djo Tchala
Issue date	01/29/23
Amount	$735,000.00
Outstanding principal plus interest	$1,020,000.00 as of 03/15/26
Interest rate	4.5% per annum
Maturity date	12/31/30
Current with payments	Yes

Loan

Lender	BES-Ubuntu Ltd
Issue date	04/28/24
Amount	$250,000.00
Outstanding principal plus interest	$32,500.00 as of 03/09/26
Interest rate	6.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Loan

Lender	Whole Foods Market
Issue date	06/09/24
Amount	$871,010.00
Outstanding principal plus interest	$787,626.70 as of 03/09/26
Interest rate	5.0% per annum
Maturity date	07/01/26
Current with payments	Yes

Loan

Lender	Ember Fund II LP
Issue date	09/11/24
Amount	$400,000.00
Outstanding principal plus interest	$400,000.00 as of 03/09/26
Interest rate	5.0% per annum
Maturity date	01/01/31
Current with payments	Yes

Loan

Lender	Whole Foods Market
Issue date	12/11/24
Amount	$500,185.00
Outstanding principal plus interest	$500,185.00 as of 03/09/26
Interest rate	5.0% per annum
Maturity date	01/01/30
Current with payments	Yes

Loan

Lender	Fox Corporation
Issue date	01/01/25
Amount	$12,897.00
Outstanding principal plus interest	$12,897.00 as of 03/09/26
Maturity date	12/31/31
Current with payments	Yes

Structured as sales of future receipts rather than traditional loan agreements. Under these arrangements, the Company received upfront funding in exchange for a contractually specified percentage of future revenues. The agreements do not provide for a stated interest rate or fixed maturity date, and repayment is contingent upon the

Company's future revenue streams.

Loan

Lender	Byzfunder NY LLC
Issue date	01/01/25
Amount	$52,372.00
Outstanding principal plus interest	$52,372.00 as of 03/09/26
Maturity date	12/31/31
Current with payments	Yes

Structured as sales of future receipts rather than traditional loan agreements. Under these arrangements, the Company received upfront funding in exchange for a contractually specified percentage of future revenues. The agreements do not provide for a stated interest rate or fixed maturity date, and repayment is contingent upon the Company's future revenue streams.

Loan

Lender	Porter
Issue date	01/01/25
Amount	$43,085.00
Outstanding principal plus interest	$43,085.00 as of 03/09/26
Current with payments	Yes

Additionally, during 2025, the Company entered into a factoring-type arrangement with Porter pursuant to which the Company monetized accounts receivable in exchange for immediate cash proceeds. Under the terms of the agreement, repayment is based on the collection of the underlying receivables. The arrangement does not include a stated interest rate or fixed maturity date.

Loan

Lender	Olowo-n'djo Tchala
Issue date	05/01/25
Amount	$1,375,000.00
Outstanding principal plus interest	$1,375,000.00 as of 03/15/26
Interest rate	4.1% per annum
Maturity date	12/31/40
Current with payments	Yes

Loan

Lender	New Voices Fund II, LP
Issue date	06/01/25
Amount	$2,200,000.00
Outstanding principal plus interest	$2,200,000.00 as of 03/09/26
Interest rate	6.0% per annum
Maturity date	12/31/30
Current with payments	Yes

Loan

Lender	Sofi Tucker Foundation
Issue date	10/14/25
Amount	$1,300,000.00
Outstanding principal plus interest	$1,300,000.00 as of 03/09/26
Interest rate	6.0% per annum
Maturity date	12/31/26
Current with payments	Yes

Loan

Lender	New Voices Advisors, LLC
Issue date	11/27/25
Amount	$405,034.00
Outstanding principal plus interest	$405,003.65 as of 03/09/26
Interest rate	10.0% per annum
Maturity date	02/28/26
Current with payments	Yes

Loan

Lender	Whole Foods Market Services
Issue date	12/01/25
Amount	$400,185.00
Outstanding principal plus interest	$400,185.00 as of 03/09/26
Interest rate	5.0% per annum
Maturity date	12/31/31
Current with payments	Yes

In December 2025, the Company entered into a secured promissory note with Whole Foods Market Services, Inc. in the principal amount of $400,185, bearing interest at a fixed rate of 5% per annum. The loan is secured by certain inventory, equipment, and accounts of the Company and was obtained to support inventory and operational needs, with an initial interest-only period followed by scheduled principal and interest payments through maturity in 2031.

Loan

Lender	Ember Fund
Issue date	01/05/26
Amount	$400,000.00
Outstanding principal plus interest	$400,000.00 as of 03/09/26
Interest rate	25.0% per annum
Maturity date	06/01/26
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2024	Other	SAFE	$687,216	General operations
2/2026	Regulation D, Rule 506(b)	Preferred stock	$1,000,000	General operations
3/2026	Regulation D		$1,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Olowo-n'djo Tchala
Amount Invested	$735,000.00
Transaction type	Loan
Issue date	01/29/23
Outstanding principal plus interest	$1,020,000.00 as of 03/15/26
Interest rate	4.5% per annum
Maturity date	12/31/30
Current with payments	Yes
Relationship	CEO

Name	Olowo-n'djo Tchala
Amount Invested	$1,375,000.00
Transaction type	Loan
Issue date	05/01/25
Outstanding principal plus interest	$1,375,000.00 as of 03/15/26
Interest rate	4.1% per annum
Maturity date	12/31/40
Current with payments	Yes
Relationship	CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

The Company operates in the consumer packaged goods ("CPG") sector and is engaged in the development, marketing, and sale of wellness and personal-care products. The Company's products are sold through wholesale distribution channels, retail partners, and e-commerce platforms. As part of its business model, the Company sources certain key raw materials through long-standing fair-trade supply chains located in West Africa, including cooperatives in Ghana and Togo. These sourcing relationships support the Company's ethical and sustainability objectives and are integral to its product offerings; however, the Company does not conduct manufacturing operations or maintain corporate entities outside the United States.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of February 27, 2026, we had cash and cash equivalents of approximately $1,025,433.

Our ability to continue operations is dependent on managing our expenses and, if

necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2024, our total assets were $2,741,577 and our total liabilities were $3,931,762.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of approximately $255,491.

Based on our current operations, we have a monthly net cash burn of approximately $200,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we may or may not have sufficient cash to fund operations for at least the next 12 months. Whether or not we have 12 months of runway depends on factors such as when customers pay us, buying inventory or other direct costs, and one-time costs of equipment.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness of $8,944,768. The material terms of such indebtedness include are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $1,000,000 in equity and $687,216 in SAFEs.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

- Slow moving inventory of Ayeya branded products

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

Since December 31, 2024, we have seen a material increase in revenue and conducted an equity raise of $1,000,000 on February 27, 2026.

Impact of This Offering

The proceeds from this offering are expected to be used to fund the launch of Good Soap nationwide at Whole Foods Market and fund working capital to meet current demand. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other

known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Isabelle Francois, certify that:

(1) the financial statements of Ayeya Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Ayeya Inc included in this Form reflects accurately the information reported on the tax return for Ayeya Inc filed for the most recently completed fiscal year.

Isabelle Francois
President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities?☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property

through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.alaffia.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Alaffia Preferred Stock 2026
Pro Rata Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Angela McElwee
Chris Robb
Darryl Thompson
Isabelle Francois
Olowo-n'djo Tchala
Rod Hildebrant
Walter Robb

Appendix E: Supporting Documents

ttw_communications_185510_162417.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Alaffia Preferred Stock 2026

Pro Rata Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Angela McElwee

Chris Robb

Darryl Thompson

Isabelle Francois

Olowo-n'djo Tchala

Rod Hildebrant

Walter Robb

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the** Wefunder Listing Agreement
☑ **I agree to the** Lead Investor Agreement
☑ **I agree to the** Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ayeya Inc

By

Isabelle Francois
_____
President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Isabelle Francois
_____
President
3/18/2026

Rodney hildebrant
_____
Shareholder
3/18/2026

Olowo-n'djo Tchala
_____
Ceo
3/18/2026

Olowo-n'djo Tchala
_____
CEO
3/18/2026

Arthur Christopher Robb
_____
Board Member
3/18/2026

Angela McElwee

Director

3/18/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.